EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

September 30, 2007
Assets
Current assets:
Cash and cash equivalents	$18,032
Receivables, net	334,681
Income taxes receivable	3,778
Inventories	124,929
Deferred income taxes	19,006
Prepaid expenses and other current assets	9,318

Total current asset	509,744
Property, plant and equipment, net	490,548
Goodwill	1,076,868
Identifiable intangible and other assets	193,661

Total	$2,270,821

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$302,420
Current portion of long-term debt	165

Total current liabilities	302,585
Long-term debt	537,298
Deferred income taxes	149,706
Other long-term liabilities	88,689
Parent’s net investment:
Parent’s net investment	1,199,459
Accumulated other comprehensive loss	(6,916)

Total parent’s net investment	1,192,543

Total	$2,270,821

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Nine Months Ended
September 30, 2007
Net sales	$3,097,389
Cost of sales	2,389,997

Gross profit	707,392
Operating costs and expenses:
Selling and distribution	454,224
General and administrative	54,483
Amortization of intangibles	1,486
Facility closing and reorganization costs	1,738

Total operating costs and expenses	511,931

Operating income	195,461
Other (income) expense:
Interest expense	32,386
Other (income) expense, net	111
Income from subsidiaries	—

Total other expense	32,497

Income from continuing operations before income taxes	162,964
Income taxes	61,174

Net income	$101,790